                                                                  INTERIM REPORT

                                                                         [PHOTO]

                                              10 Toronto Street, Toronto, Canada

                                                   3 MONTHS ENDED MARCH 31, 2003

                                                                  HOLLINGER INC.

CONSOLIDATED FINANCIAL HIGHLIGHTS

THREE MONTHS ENDED MARCH 31                          2003          2002
-------------------------------------------------------------------------
                                                                (restated)
                                                     (millions of dollars)
Total sales revenue .............................   $ 404.0       $ 409.1
-------------------------------------------------------------------------
Net income (loss) ...............................   $  22.9       $  (1.2)
-------------------------------------------------------------------------
                                                          (dollars)
-------------------------------------------------------------------------
Net earnings (loss) per retractable common share    $  0.71       $ (0.04)

Throughout this report, Hollinger Inc. is referred to as "Hollinger" or the "Company", Hollinger International Inc. is referred to as "Hollinger International" or "International", Hollinger Canadian Newspapers, Limited Partnership is referred to as "Hollinger L.P." and "company" refers to one or other of Hollinger Inc.'s subsidiary companies, depending on the context.

References to "dollars " and "$" are to Canadian dollars, "US$" are to United States dollars and "pounds sterling" and "(pound)" are to lawful currency of the United Kingdom.

"Operating income" means sales revenue less cost of sales and expenses and depreciation and amortization.

M A N A G E M E N T ' S  D I S C U S S I O N  A N D  A N A L Y S I S

OVERVIEW

Hollinger Inc. (or "the Company") is an international holding company and its assets consist primarily of investments in subsidiaries and affiliated companies, principally the investment in Hollinger International Inc. ("International"). As at March 31, 2003, Hollinger Inc. owned directly and indirectly 11,488,831 shares of Class A common stock and 14,990,000 shares of Class B common stock of International, which represented 30.3% of the equity and 72.6% of the voting interests. International's Class A common stock is listed on the New York Stock Exchange. All of the Company's operating subsidiaries are owned through International. Significant liabilities of the holding company as of March 31, 2003 included Senior Secured Notes due 2011 and Series II and Series III preference shares, which are retractable by the holder. 504468 NB Inc. ("NBI"), a wholly owned subsidiary of the Company, had subordinated debt due to International. On a non-consolidated basis, Hollinger Inc.'s income consists mainly of dividends from subsidiaries, principally International, and its operating costs include public company costs (mainly legal and professional fees, directors' fees and transfer agent fees), interest on its Senior Secured Notes and dividends on its Series II and Series III preference shares.

On a non-consolidated basis, the Company has experienced a shortfall between the dividends and fees received from its subsidiaries and its obligations to pay its operating costs, including interest and dividends on its preference shares and such shortfalls are expected to continue in the future. Accordingly, the Company is dependent upon the continuing financial support of Ravelston Management Inc. ("RMI"), a wholly owned subsidiary of The Ravelston Corporation Limited ("RCL"), Hollinger Inc.'s ultimate parent company, to fund such shortfalls and, therefore, pay its liabilities as they fall due. On March 10, 2003, concurrent with the issue by the Company of Senior Secured Notes, RMI entered into a support agreement with the Company, under which RMI has agreed to make annual support payments in cash to the Company by way of capital contributions (without the issuance of additional shares of the Company) or subordinated debt. The annual support payments will generally be equal to the greater of (a) the Company's negative net cash flow for the relevant period (which does not extend to outlays for retractions or redemptions), determined on a non-consolidated basis, and (b) US$14.0 million per year. Pursuant to this arrangement, RMI has made payments to the Company in respect of the period from March 10 to March 31, 2003 in the amount of US$1.1 million.

RMI currently derives all of its income and operating cash flow from the fees paid pursuants to services agreements with International and its subsidiaries. RMI's ability to provide the required financial support under the support agreement with the Company is dependent on RMI continuing to receive sufficient fees pursuant to those services agreements. The services agreements may be terminated by either party by giving 180 days notice. The fees in respect of the services agreements are negotiated annually with and approved by the audit committee of International. The fees to be paid to RMI for the year ending December 31, 2003 amount to approximately US$22.0 million to US$24.0 million and were approved in February 2003. The fees in respect of the periods after December 31, 2003 have not yet been negotiated or approved. If in any quarterly period after April 1, 2003 the Company fails to receive in cash a minimum aggregate amount of at least US$4.7 million from a) payments made by RMI pursuant to the support agreement and b) dividends paid by International on its shares held by the Company, the Company would be in default under its Senior Secured Notes. Based on the Company's current investment in International and the current quarterly dividend paid by International of US$0.05 per share, the minimum support payment required to be made by RMI to avoid such a default is approximately US$3.5 million per quarter or US$14.0 million annually. This default could cause the Senior Secured Notes to become due and payable immediately.

In addition, the Company's issued capital stock consists of Series II preference shares, Series III preference shares and retractable common shares, each of which is retractable at the option of the holder. There is uncertainty regarding the Company's ability to complete future retractions of preference shares and retractable common shares. These matters are more fully discussed under "Liquidity and Capital Resources".

CONSOLIDATED RESULTS OF OPERATIONS

RESULTS OF OPERATIONS FOR THE QUARTER ENDED MARCH 31, 2003 COMPARED TO 2002

Net Income (Loss). The net income for the quarter ended March 31, 2003 amounted to $22.9 million or $0.71 per retractable common share compared to a net loss of $1.2 million or a loss of $0.04 per retractable common share in 2002. The results of both periods are significantly impacted by foreign currency gains and losses and unusual items each of which are discussed below.

Sales Revenue. Sales revenue in the first quarter of 2003 was $404.0 million compared with $409.1 million in 2002, a decrease of $5.1 million or 1.2%. This decrease in Canadian dollars was primarily at the Chicago Group. An increase in sales revenue at the Chicago Group, in local currency, quarter over quarter of approximately US$1.3 million or 1.2% was more than offset by the weakening of the US dollar compared to the Canadian dollar quarter over quarter. However, a decrease in sales revenue at the U.K. Newspaper Group, in local currency, quarter over quarter of approximately L4.6 million or 5.0% was also more than offset by the effect of the strengthening of the pound sterling compared to the Canadian dollar.

Cost of Sales and Expenses. Cost of sales and expenses in the first quarter of 2003 were $364.3 million compared with $359.3 million in 2002, an increase of $5.0 million. An increase in cost of sales and expenses at the UK Newspaper Group, in local currency, of L1.6 million or 2.2% has been further increased in terms of Canadian dollars by the strengthening of the pound sterling compared to the Canadian dollar. This increase in the U.K. Newspaper Group is partly offset by a reduction of cost of sales and expenses at the Chicago Group in local currency of approximately US $1.9 million or 2.0% further reduced in terms of Canadian dollars by the weakening of the US dollar compared to the Canadian dollar.

Investment and Other Income. Investment and other income in the first quarter of 2003 amounted to $6.4 million compared with $9.6 million in 2002, a decrease of $3.2 million. The decrease results primarily from lower interest income, a result of lower average cash balances on hand in the first quarter of 2003 compared to 2002.

Interest Expense. Interest expense for the first quarter of 2003 was $28.2 million compared with $35.6 million in 2002, a reduction of $7.4 million. The decrease is mainly as a result of lower average debt levels quarter over quarter and a reduction in interest rates as a result of the refinancing of the International debt in December 2002.

Net Foreign Currency Gains (Losses). Net foreign currency gains were $69.6 million in the first quarter of 2003 compared to losses of $12.5 million in 2002. Net foreign currency gains in 2003 include a $64.2 million unrealized gain related to the US dollar obligation under the Hollinger Participation Trust. Net foreign currency losses in 2002 included a $10.9 million unrealized loss related to the US dollar obligation under the Hollinger Participation Trust.

Unusual Items. Unusual items in the first quarter of 2003 amounted to a loss of $34.3 million compared with a loss of $39.8 million in 2002. Unusual items in 2003 included the write-off of the premium and unamortized deferred finance costs related to the January 2003 retirement of Hollinger International Publishing Inc.'s ("Publishing's") Senior Subordinated Notes in the amount of $57.4 million, partly reduced by a $19.9 million net gain on the mark to market of the Series II preference shares and a $4.0 million gain on the sale and dilution of the Company's investment in International. As at December 31, 2002, the Company had $12.0 million of cumulative deferred unrealized gains on the Series II preference shares which had previously been deferred as the shares were designated as a hedge of the Company's investment in shares of International Class A common stock and which the Company intended to deliver to complete future Series II preference share retractions. Due to the March 2003 sale of shares of International Class A common stock in settlement of amounts owing to International and the pledging of International shares under the Trust Indenture for the Company's Senior Secured Notes, the Series II preference shares can no longer be considered a hedge and previously deferred gains and gains or losses arising in the quarter, must be recognized in income immediately. Unusual items in 2002 included the write-off of the premium and unamortized deferred finance costs related to the March 2002 retirement of Publishing's Senior Notes in the amount of $55.1 million, partly offset by a $15.7 million gain on the sale of and dilution of the Company's investment in International.

Income Taxes. In the first quarter of 2003, income tax expense was $3.8 million computed on income before income taxes and minority interest of $30.9 million. The tax provision is lower than expected primarily as a result of non-taxable unrealized gains on the Series II preference shares recognized in the first quarter of 2003. In the first quarter of 2002, the income tax recovery was $34.3 million on a loss before income taxes and minority interest of $50.9 million. The tax recovery was higher than expected primarily because the loss before income taxes and minority interest was net of a non-taxable gain on the dilution of the Company's investment in International.

Minority Interest. Minority interest for the quarter ended March 31, 2003 was an expense of $4.2 million compared to a recovery of $15.5 million in 2002. Minority interest primarily represents the minority share of the net earnings of International and the net earnings of Hollinger L.P. The minority interest recovery in 2002 primarily results from the minority interest in International's first quarter 2002 net loss.

RESULTS OF OPERATIONS BY SEGMENT FOR THE QUARTER ENDED MARCH 31, 2003 COMPARED TO 2002

CHICAGO GROUP

Sales revenue in the first quarter of 2003 was $160.0 million compared with $167.0 million in 2002, a decrease of $7.0 million or 4.2%. The decrease results entirely from a weaker US dollar compared to the Canadian dollar on average in the first quarter of 2003 compared with 2002. In US dollars, sales revenue was US $106.0 million in the first quarter of 2003 compared with US $104.7 million in 2002, an increase of US $1.3 million or 1.2%. Advertising revenue in the first quarter of 2003 was US $81.2 million compared with US $79.4 million in 2002, an increase of US $1.8 million or 2.3%. Increased advertising revenues primarily result from increases in retail and classified advertising. Circulation revenue in the first quarter of 2003 was US $22.0 million compared with US $22.9 million in 2002, a decrease of US $0.9 million or 3.9%. The decrease was primarily the result of price discounting.

Cost of sales and expenses in the first quarter of 2003 were $139.0 million compared with $149.8 million in 2002, a decrease of $10.8 million or 7.2%. In US dollars, cost of sales and expenses were US $92.1 million in the first quarter of 2003 compared with US $94.0 million in 2002, a decrease of US $1.9 million or 2.0%. Newsprint expense decreased US $0.5 million quarter over quarter or 3.2%. The average cost per tonne of newsprint decreased 7.0% quarter over quarter and newsprint consumption increased quarter over quarter by 4.0%. Compensation costs were US $43.3 million in the first quarter of 2003 compared to $43.0 million in 2002 an increase of US $0.3 million or 0.7%. This increase primarily results from increases in the cost of employee benefits in 2003 compared with 2002. Other operating costs in the first quarter of 2003 were US $32.5 million compared to US $34.1 million in 2002 a decrease of US $1.6 million or 4.7%. This decrease is the result of continuing cost management initiatives undertaken in 2002.

Operating income in the first quarter of 2003 was $10.9 million compared with $7.3 million in 2002, an increase of $3.6 million or 49%. In local currency, operating income in the first quarter of 2003 was US $7.3 million compared with US $4.6 million, an increase of US $2.7 million or 58.7%.

U.K. NEWSPAPER GROUP

In the first quarter of 2003, sales revenue for the U.K. Newspaper Group was $214.2 million compared with $212.2 million in 2002, an increase of $2.0 million or 0.9%. The increase is entirely the result of the strengthening of the pound sterling compared with the Canadian dollar on average in the first quarter of 2003 compared with the first quarter of 2002. In pounds sterling, sales revenue was L88.8 million in the first quarter of 2003 compared with L93.4 million in 2002, a decrease of L4.6 million or 5.0%. Advertising revenue at the Telegraph in the first quarter of 2003 was L55.1 million compared with L58.9 million in 2002, a decrease of L3.8 million or 6.5%. The major portion of the decrease occurred in March 2003, reflecting continuing poor overall confidence in the U.K. economy. Display advertising decreased 6.4% quarter over quarter. In addition, recruitment and auto advertising declined 17.5% and 12.0% quarter over quarter respectively. Circulation revenue in the first quarter of 2003 was L25.1 million compared with L23.8 million in 2002 an increase of L1.3 million or 5.5%. Circulation volume has declined in the first quarter of 2003 from 2002 as a result of management's decision to reduce both bulk and foreign print sales and to reinvest the significant associated costs in developing and marketing the newspapers. In spite of the planned reduction in circulation, The Daily Telegraph, with an average daily circulation in March 2003 of 926,500, remains more than 270,000 copies per day ahead of its nearest competitor. The volume declines have been compensated for by the impact of a price increase implemented in September 2002 and the continuing impact of a September 2001 price increase.

Total cost of sales and expenses for the quarter ended March 31, 2003 were $180.9 million compared with $166.4 million in 2002, an increase of $14.5 million or 8.7%. In pounds sterling, cost of sales and expenses in the first quarter of 2003 were L74.8 million compared with L73.2 million in 2002, an increase of L1.6 million or 2.2%. Newsprint costs were L12.3 million in the first quarter of 2003 compared to L14.2 million in 2002, a decrease of L1.9 million or 13.4%. This decrease is a result of a reduction in newsprint usage reflecting reduced pagination due to lower advertising revenues and the reduction in bulk sampling and foreign sales as well as a 7.1% reduction in the average price per tonne for newsprint. Compensation costs were L16.1 million in the first quarter of 2003 compared to L15.5 million in 2002. This increase is due to both an increase in staffing levels and salary increases. Other operating expenses were L46.4 million in the first quarter of 2003 compared to L43.5 million in 2002. The increase in other operating costs is due primarily to an increase in marketing activities.

Depreciation and amortization in the first quarter of 2003 was $9.4 million compared with $10.3 million in 2002, a reduction of $0.9 million.

Operating income in the first quarter of 2003 was $23.9 million compared with $35.5 million in 2002, a decrease of $11.6 million or 32.7%. In local currency operating income in the first quarter 2003 was L10.0 million compared with L15.6 million in 2002, a decrease of L5.6 million or 35.9%. This decrease in operating income results mainly from lower advertising revenue and increased operating costs, mainly related to increased marketing activities, partly offset by increased circulation revenue and lower newsprint costs.

CANADIAN NEWSPAPER GROUP

Sales revenue at the Canadian Newspaper Group in the first quarter of 2003 was $25.7 million compared with $24.7 million in 2002, an increase of $1.0 million. The operating loss was $2.9 million in the first quarter of 2003 compared with an operating loss of $2.7 million in 2002, an increase of $0.2 million. The results for the Canadian Newspaper Group include pension and post-retirement expenses of $1.9 million incurred in both the first quarter of 2003 and 2002. These expenses are in respect of employee benefit costs of retired former employees of Southam Inc. for which the obligations were retained when the majority of Southam Inc.'s operations were sold to CanWest.

COMMUNITY GROUP

In the first quarter of 2003, sales revenue was $4.1 million and the operating loss was $1.9 million compared with sales revenue of $5.1 million and an operating loss of $1.9 million in 2002. In the past, Jerusalem Post derived a relatively high percentage of its revenues from printing as a result of a long-term contract to print and bind copies of the Golden Pages, Israel's equivalent of a Yellow Pages telephone directory. During 2002, Golden Pages effectively cancelled this agreement and has ceased placing printing orders. An action was commenced by the Jerusalem Post in 2003 seeking damages for breach of contract.

LIQUIDITY AND CAPITAL RESOURCES

FINANCIAL CONDITION AND CASH FLOWS

The Company is an international holding company and its assets consist primarily of investments in its subsidiaries and affiliated companies. As a result, the Company's ability to meet its future financial obligations, on a non-consolidated basis, is dependent upon the availability of cash flows principally from International through dividends and other payments. International and the Company's other subsidiaries and affiliated companies are under no obligation to pay dividends. International's ability to pay dividends on its common stock may be limited as a result of its dependence on the receipt of dividends and other receipts primarily from Hollinger International Publishing Inc. ("Publishing"). Publishing and its principal United States and foreign subsidiaries are subject to statutory restrictions and restrictions in debt agreements that limit their ability to pay dividends. Substantially all of the assets of Publishing and its material US and U.K. subsidiaries have been pledged to the group's lenders. The Company's right to participate in the distribution of assets of any subsidiary or affiliated company upon its liquidation or reorganization will be subject to the prior claims of the creditors of such subsidiary or affiliated company, including trade creditors, except to the extent that the Company may itself be a creditor with recognized claims against such subsidiary or affiliated company.

On a non-consolidated basis, the Company has experienced a shortfall between the dividends and fees received from its subsidiaries and its operating costs, including interest and dividends on its preference shares, and such shortfalls are expected to continue in the future. Prior to March 10, 2003 such shortfalls were funded by RCL and RMI on an informal basis. On March 10, 2003, concurrent with the issue by the Company of US$120.0 million Senior Secured Notes due 2011, RMI entered into a support agreement with the Company. Under the agreement, RMI has agreed to make annual support payments in cash to the Company on a periodic basis by way of contributions to the capital of the Company (without the issuance of additional shares of the Company) or subordinated debt. The annual support payments will be equal to the greater of (a) the Company's negative net cash flow (as defined) for the relevant period (which does not extend to outlays for retractions or redemptions), determined on a non-consolidated basis, and (b) US$14.0 million per year (less any payments of management services fees by International directly to the Company or NBI and any excess in the net dividend amount that the Company and NBI receive from International over US$4.65 million per year), in either case reduced by any permanent repayment of debt owing by RCL to the Company. Pursuant to this arrangement, RMI has made payments to the Company in respect of the period from March 10 to March 31, 2003 in the amount of US$1.1 million.

RMI currently derives all of its income and operating cash flow from the fees paid pursuant to services agreements with International and its subsidiaries. RMI's ability to provide the required financial support under the support agreement with the Company is dependent on RMI continuing to receive sufficient fees pursuant to those services agreements. The services agreements may be terminated by either party by giving 180 days notice. The fees in respect of the services agreements are negotiated annually with and approved by the audit committee of International. The fees to be paid to RMI for the year ending December 31, 2003 amount to approximately US$22.0 million to US$24.0 million and were approved in February 2003. The fees in respect of the periods after December 31, 2003 have not yet been negotiated or approved. If in any quarterly period after April 1, 2003 the Company fails to receive in cash a minimum aggregate amount of at least US$4.7 million from a) payments made by RMI pursuant to the support agreement and b) dividends paid by International on its shares held by the Company, the Company would be in default under its Senior Secured Notes. Based on the Company's current investment in International and the current quarterly dividend paid by International of US$0.05 per share, the minimum support payment required to be made by RMI to avoid such a default is approximately US$3.5 million per quarter or US$14.0 million annually. This default could cause the Senior Secured Notes to become due and payable immediately.

RETRACTABLE SHARES

The Company's issued capital stock consists of Series II preference shares, Series III preference shares and retractable common shares, each of which is retractable at the option of the holder. There is uncertainty regarding the Company's ability to meet future retractions of preference shares and retractable common shares. Under corporate law, the Company is not required to make any payment to redeem any shares in certain circumstances, including if the Company's liquidity would be unduly impaired as a consequence. If, when shares are submitted by holders for retraction or when the Series III preference shares mature on April 30, 2004, there are reasonable grounds for believing that, after making the payment in respect of those shares, the Company's liquidity would be unduly impaired, the retractions and redemptions will not be completed. In such event, shareholders would not become creditors of the Company but would remain as shareholders until such time as the retraction is able to be completed under applicable law. The Company's uncertain ability to make payments on future retractions and redemptions of shares is due to the fact that liquidity of its assets is limited at present, given that substantially all of its shares of International common stock were provided as security for the Senior Secured Notes.

During the period April 1, 2003 to May 16, 2003 holders of 3,651,784 Series III preference shares, holders of 504,989 Series II preference shares, and holders of 22,500 retractable common shares have submitted retraction notices to the Company. As of May 20, 2003, the Company has completed or announced that it is able to complete the retraction of 504,989 Series II preference shares for 232,293 shares of International Class A common stock, 876,050 Series III preference shares for approximately $7.7 million in cash and 22,500 retractable common shares for cash of $124,000. This completed all retraction notices received up to and including April 30, 2003. Giving effect to the retractions (completed or to be completed) as of May 20, 2003, there continues to be outstanding 3,775,990 Series II preference shares (exchangeable for 1,736,955 shares of Class A common stock of International), 9,271,175 Series III preference shares and 32,917,186 retractable common shares.

On May 20, 2003, after careful deliberation, the Company concluded that it was not able to complete the retractions of shares submitted after April 30, 2003 without unduly impairing its liquidity. The Company has received retraction notices from holders of 2,775,734 Series III preference shares, for aggregate cash retraction proceeds of approximately $26.4 million which are unable to be completed at the current time.

The Company's Series III preference shares have a fixed redemption date on April 30, 2004 for a cash payment of $10.00 per share plus any accrued and unpaid dividends to that date. The total cost to redeem all of the issued and outstanding Series III preference shares would be $92.7 million. The Company has made an offer to exchange all of its Series III Preference Shares for newly issuable Series IV Preference Shares having comparable terms, except for a higher dividend rate (8% compared to 7% for the Series III preference shares) and a longer term to mandatory redemption (April 30, 2008 compared to April 30, 2004). Holders will have the right at any time to retract Series IV preference shares for a retraction price payable in cash which, during the first four years will be calculated using 95% of prices for Government of Canada Bonds having a comparable yield and term, and during the fifth year will be $9.50 per share (plus unpaid dividends in each case).

The Company will periodically review its liquidity position to determine if and when further retractions can be completed. The Company will not complete retractions or redemptions if to do so would unduly impair its liquidity. Retractions of Series II preference shares and Series III preference shares will be processed on a combined basis in order determined by their retraction date (with equal ranking of the series) in advance of any retractable common shares that are submitted for retraction. Following the satisfaction of all pending retracted Series II preference shares and Series III preference shares, retractions of the retractable common shares will be processed in order determined by their retraction date. Accordingly, retractions of retractable common shares cannot be completed as long as there are pending and unsatisfied retractions of Series II preference shares and Series III preference shares.

RETRACTION PRICE OF RETRACTABLE COMMON SHARES OF HOLLINGER INC.

The retractable common shares of Hollinger Inc. have terms equivalent to regular common shares, except that they are retractable at any time by the holder for their retraction price in exchange for shares of the Company's holding of International Class A common stock of equivalent value. The Company has the right to settle the retraction price by cash payment. The retraction price determined each quarter (or, in certain specific cases more frequently) by the Company's Retraction Price Committee, is between 90% and 100% of the Company's current value, being the aggregate fair market value of all of its assets less the aggregate of (i) the maximum amount payable at such date by the Company on its liquidation, dissolution or winding-up in respect of outstanding preference shares other than the retractable common shares, and (ii) its liabilities, including any tax liabilities that would arise on a sale of all or substantially all of its assets, which, in the opinion of the Board, would not be refundable at such date, divided by the number of retractable common shares outstanding on such date.

Currently the Company and its wholly owned subsidiaries, which excludes International, have assets which consist principally of the investment in International together with other miscellaneous investments. The Company, as at May 16, 2003, directly and indirectly owned 11,256,538 shares of Class A common stock and 14,990,000 shares of Class B common stock of International with a total current market value of approximately US$280.1 million. The Company's significant liabilities include US$120.0 million 11 7/8% Senior Secured Notes due 2011, Series II preference shares, which are exchangeable into 1,736,955 shares of International Class A common stock with a current market value of approximately US$18.5 million and Series III preference shares which are redeemable on April 30, 2004 for an aggregate of $92.7 million.

The retraction price of the retractable common shares during 2002 and early 2003 was as follows:

                                        Per Retractable
                                         Common Share
January 10, 2002                            $ 7.50
April 11, 2002                              $ 9.50
July 9, 2002                                $ 7.50
October 3, 2002                             $ 5.50
January 7, 2003                             $ 5.50
April 2, 2003                               $ 1.75

The decline in the retraction price of the retractable common shares from $5.50 per share on January 7, 2003 to $1.75 per share on April 2, 2003 primarily results from the lower market price of shares of International Class A common stock and a strengthening of the Canadian dollar relative to the US dollar.

Since, at the current time, the Company is unable to complete retractions in respect of retraction notices received for Series III preference shares, the Company would be unable to complete any retraction notices received in the future in respect of retractable common shares until all preference share retraction notices, received by the Company and not withdrawn, are completed.

Currently there are 32,917,186 retractable common shares issued and outstanding, of which 25,754,303 are held by RCL and its affiliates.

WORKING CAPITAL

Working capital consists of current assets less current liabilities. At March 31, 2003, working capital excluding the current portion of long-term debt obligations was a deficiency of $414.2 million compared to working capital, excluding the current portion of long-term debt obligations and the related funds held in escrow at December 31, 2002, which was a deficiency of $604.4 million. The decrease in the working capital deficiency is due to the refinancing of the Company's bank indebtedness and the amount due to RCL with the proceeds of the issue of Senior Secured Notes due 2011. Current assets, excluding funds held in escrow, were $643.0 at March 31, 2003 compared to $618.1 million at December 31, 2002. Current liabilities, excluding debt obligations, but including short-term bank indebtedness and retractable preference shares, were $1,057.2 million at March 31, 2003, compared with $1,222.5 million at December 31, 2002. Current liabilities, at March 31, 2003, include $124.3 million in respect of retractable preference shares. These retractable preference shares are included in current liabilities since they are retractable at any time at the option of the holder. Also included in current liabilities is approximately $436.7 million of income taxes that have been provided on gains on sales of assets computed on tax bases that result in higher gains for tax purposes than for accounting purposes. Strategies have been and may be implemented that may also defer and/or reduce these taxes but the effects of these strategies have not been reflected in the accounts. While the timing of the payment of such income taxes, if any, is uncertain, the Company does not expect any significant amounts to be paid in 2003.

LONG-TERM DEBT

Long-term debt, including the current portion, was $1,091.3 million at March 31, 2003 compared with $1,789.3 million at December 31, 2002.

Included in long-term debt at December 31, 2002 is $797.8 million in respect of Publishing's Senior Subordinated Notes due 2006 and 2007, which were retired in January 2003.

On March 10, 2003, the Company issued US$120.0 million aggregate principal amount of 11 7/8% Senior Secured Notes due 2011. The total net proceeds were used to repay the Company's revolving bank credit facility and bank operating line, repay amounts due to RCL and to make certain subordinated advances to RCL. The Senior Secured Notes are fully and unconditionally guaranteed by RMI and are secured by a first priority lien on 10,108,302 shares of International's Class A common stock and 14,990,000 shares of International's Class B common stock owned by the Company and a wholly owned subsidiary.

AMOUNT DUE TO INTERNATIONAL FROM NBI

The amount due to International at December 31, 2002, including accrued interest, totalled US$45.8 million. On March 10, 2003 International repurchased for cancellation, from NBI, 2,000,000 shares of Class A common stock of International at US$8.25 per share for total proceeds of US$16.5 million and redeemed, from NBI, pursuant to a redemption request, all of the 93,206 outstanding shares of Series E Redeemable Convertible Preferred Stock of International at the fixed redemption price of $146.63 per share. Proceeds from the repurchase and redemption were offset against the debt due to International from NBI, resulting in net outstanding debt due to International of approximately US$20.4 million as of March 10, 2003. The remaining debt of US$20.4 million was subordinated in right of payment to the 11 7/8% Senior Secured Notes due 2011 and the interest rate amended to 14.25% if paid in cash and 16.5% if paid in kind.

Effective April 30, 2003, US$15.7 million principal amount of that NBI subordinated debt was transferred by International to Hollinger Canadian Publishing Holdings Co. (HCPH Co.), a subsidiary of International, and subsequently transferred to RMI by HCPH Co., in satisfaction of a non-interest bearing demand loan due from HCPH Co. to RMI. After the transfer, NBI's debt to International was approximately US$4.7 million and NBI's debt to RMI was approximately US$15.7 million. The debts owing by NBI to RMI and owing by NBI to International each bear interest at the rate of 14.25% if interest is paid in cash and 16.50% if it is paid in kind, except that RMI has waived its right to receive interest until further notice. The debts owing by NBI are subordinated to the Senior Secured Notes for so long as the Senior Secured Notes are outstanding, and that portion of the debt due by NBI to International is guaranteed by RCL and the Company. International entered into a subordination agreement with the Company and NBI pursuant to which International has subordinated all payments of principal, interest and fees on the debt owed to it by NBI to the payment in full of principal, interest and fees on the Senior Secured Notes, provided that payments with respect to principal and interest can be made to International to the extent permitted in the indenture governing the Senior Secured Notes. RMI has agreed to be bound by these subordination arrangements with respect to the debt owed from NBI to RMI.

CASH FLOWS

Cash flows used in operating activities were $88.0 million in the first quarter of 2003 compared to cash flows used in operating activities of $63.4 million in 2002. Cash flows provided by operating activities before changes in non-cash working capital and other costs in the first quarter of 2003 were $2.3 million compared to $4.5 million in 2002.

Cash flows provided by financing activities were $117.5 million in the first quarter of 2003 compared to cash flows used in financing activities of $513.8 million in 2002. Cash flows provided by financing activities in the first quarter of 2003 include the proceeds of the offering of the Senior Secured Notes. Cash flows used in financing activities in the first quarter of 2002 are primarily due to the repayment by International of US$291.3 million of long-term debt principally from available cash balances.

Cash flows used in investing activities were $7.9 million in the first quarter of 2003 compared to cash flows provided by investing activities of $38.8 million in 2002. The cash flows used in investing activities in the first quarter of 2003 resulted primarily from additions to investments and fixed assets offset in part by proceeds on the sale of investments. The cash flows provided by investing activities in 2002 resulted primarily from the proceeds of sale of fixed assets and the proceeds from the sale of 2,000,000 shares of International's Class A common stock in January 2002.

FOREIGN EXCHANGE RATE RISK

In 2001, International sold participations in $756.8 million principal amount of CanWest debentures to a special purpose trust ("Participation Trust") at an exchange rate of US$0.6482 to each Canadian dollar which translates into US$490.5 million. As a result of additional debentures received in respect of paid in kind interest, at March 31, 2003, the liability to the Participation Trust is US$592.8 million and the corresponding CanWest debentures had a principal amount receivable of $914.5 million. A $0.05 change in the US dollar to Canadian dollar exchange rate applied to the $914.5 million principal amount of the CanWest debentures at March 31, 2003 would result in a US$45.7 million ($67.2 million) change in the amount available for delivery to the Participation Trust. On May 11, 2003, CanWest redeemed $265 million of the debentures of which US$159.8 million has been delivered to the Participation Trust. This will reduce the Company's obligation to the Trust and hence, reduce its exposure to changes in the US dollar to Canadian dollar exchange rate.

HOLLINGER INTERNATIONAL SHARE PRICE

The Series II preference shares are exchangeable at the holder's option for 0.46 of a share of International's Class A common stock for each Series II preference share. The Company has the option to make a cash payment of equivalent value on the redemption of any of the Series II preference shares. The Series II preference shares represent a financial liability of the Company and are recorded at their fair value, which will fluctuate with the market price of the International's Class A common stock. In 2002, such fluctuations had no impact on the Company's net earnings as deferred unrealized losses/gains were designated as a hedge of the Company's investment in International common shares. However, due to the March 2003 sale of International shares in settlement of amounts owing to International and the pledging of International shares under the Trust Indenture for the Company's Senior Secured Notes, the Series II preference shares can no longer be considered a hedge. As a result, beginning in 2003 the Series II preference shares were marked to market for fluctuations in International's share price and foreign exchange rates and previously unrealized deferred gains as at December 31, 2002 in the amount of $11,983,000 have been recognized in income the first quarter of 2003. On March 31, 2003, the Series II preference shares were retractable into 1,969,250 shares of Class A common stock of International. Based on exchange rates as at March 31, 2003, each US$1.00 increase from the March 31, 2003 quoted market price of International's Class A common stock, would result in an unrealized pre-tax loss of $2.9 million which would be reflected as a charge against the Company's earnings.

CONSOLIDATED FINANCIAL POSITION

During the first quarter of 2003, 300,000 Series II preference shares were retracted for cash consideration of $1,585,000 being the cash equivalent value of 0.46 of a share of Class A common stock of Hollinger International, for which they were exchangeable, at the time of retraction.

As at March 31, 2003, the issued shares and outstanding options to purchase retractable common shares of the Company were as follows:

  Preference shares        Retractable common shares          Options

4,280,979 Series II               32,939,686                  913,000
10,147,225 Series III

The retraction price of the outstanding retractable common shares of the Company as of April 2, 2003 was $1.75 per share.

DIVIDENDS

During the quarter ended March 31, 2003, the Company paid a cash dividend of 5 cents per share and a stock dividend of 0.018182 per retractable common share (representing 10 cents based on the then current market price of $5.50) with an aggregate value of $3,235,000.

A stock dividend of 0.02961 retractable common share (representing 15(cent) based on the then current market price of $5.065) has been declared payable on June 10, 2003, to holders of record on May 27, 2003.

SCHEDULE OF SEGMENTED CONSOLIDATED RESULTS

(not audited)

-----------------------------------------------------------------------------------------------------------------------
                                                               U.K.        CANADIAN        CORPORATE
                               CHICAGO      COMMUNITY        NEWSPAPER     NEWSPAPER          AND         CONSOLIDATED
(in thousands of dollars)       GROUP         GROUP            GROUP         GROUP           OTHER           TOTAL
                             ------------------------------------------------------------------------------------------
                                                        THREE MONTHS ENDED MARCH 31, 2003
                             ------------------------------------------------------------------------------------------
Sales revenue...........     $  159,960     $    4,142      $  214,223     $   25,688      $        6      $  404,019
Cost of sales
  and expenses..........        139,022          5,703         180,922         28,089          10,541         364,277
                             ----------     ----------      ----------     ----------      ----------      ----------
Sales revenue
  less cost of sales
  and expenses..........         20,938         (1,561)         33,301         (2,401)        (10,535)         39,742
Depreciation and
  amortization..........         10,020            341           9,395            460             745          20,961
                             ----------     ----------      ----------     ----------      ----------      ----------
Operating
  income (loss).........     $   10,918     $   (1,902)     $   23,906     $   (2,861)     $  (11,280)     $   18,781
                             ==========     ==========      ==========     ==========      ==========      ==========
Total assets............     $  788,349     $   51,800      $1,039,158     $  425,320      $  356,866      $2,661,493
                             ==========     ==========      ==========     ==========      ==========      ==========

Expenditures
  on capital
  assets................     $    2,493     $      285      $    2,667     $      695      $       44      $    6,184
                             ==========     ==========      ==========     ==========      ==========      ==========

                                                        THREE MONTHS ENDED MARCH 31, 2002
                                                               (RESTATED - NOTE 2)
                           ---------------------------------------------------------------------------------------------
Sales revenue...........   $  166,984      $    5,142       $  212,223      $   24,693       $       12       $  409,054
Cost of sales
  and expenses..........      149,830           6,461          166,385          26,973            9,634          359,283
                           ----------      ----------       ----------      ----------       ----------       ----------
Sales revenue
  less cost of sales
  and expenses..........       17,154          (1,319)          45,838          (2,280)          (9,622)          49,771
Depreciation and
  amortization..........        9,835             575           10,332             451            1,063           22,256
                           ----------      ----------       ----------      ----------       ----------       ----------
Operating
  income (loss).........   $    7,319      $   (1,894)      $   35,506      $   (2,731)      $  (10,685)      $   27,515
                           ==========      ==========       ==========      ==========       ==========       ==========

Total assets............   $  876,636      $   54,102       $1,130,817      $  367,324       $  373,634       $2,802,513
                           ==========      ==========       ==========      ==========       ==========       ==========

Expenditures
  on capital
  assets................   $    3,825      $    3,278       $    1,842      $      687       $       22       $    9,654
                           ==========      ==========       ==========      ==========       ==========       ==========

CONSOLIDATED BALANCE SHEETS

(in thousands of dollars)

                                                                          MARCH 31       December 31
                                                                            2003             2002
                                                                        -----------      -----------
                                                                       (not audited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents..................................            $    195,100      $   188,852
Escrow deposits............................................                       -          859,128
Accounts receivable........................................                 357,640          355,031
Amounts due from related parties (note 8)..................                  45,585           23,640
Prepaid expenses...........................................                  26,773           28,499
Inventory..................................................                  17,924           22,058
                                                                       ------------      -----------
                                                                            643,022        1,477,208

Investments................................................                 201,623          210,145
Capital assets.............................................                 601,055          660,501
Goodwill...................................................                 845,352          913,327
Other intangible assets....................................                 168,943          185,143
Deferred financing costs and other assets..................                 201,498          193,537
                                                                       ------------      -----------

                                                                       $  2,661,493      $ 3,639,861
                                                                       ============      ===========
LIABILITIES
CURRENT LIABILITIES
Bank indebtedness (note 5).................................            $          -      $    90,810
Accounts payable and accrued expenses......................                 300,780          337,086
Amounts due to related parties (note 8)....................                  61,699          103,295
Income taxes payable.......................................                 502,666          476,387
Deferred revenue...........................................                  67,720           67,612
Retractable preference shares (note 3).....................                 124,333          135,299
Deferred unrealized gain on retractable preference shares..                       -           11,983
Senior Subordinated Notes due 2006 to 2007.................                       -          797,751
Current portion of long-term debt..........................                  15,419           16,800
                                                                       ------------      -----------
                                                                          1,072,617        2,037,023

LONG-TERM DEBT (note 6)....................................               1,075,929          974,770
Future income taxes........................................                 354,195          375,479
Other liabilities and deferred credits.....................                  85,753          130,648
                                                                       ------------      -----------
                                                                          2,588,494        3,517,920
                                                                       ------------      -----------

MINORITY INTEREST..........................................                 466,838          473,272
                                                                       ------------      -----------

SHAREHOLDERS' EQUITY
Capital stock (note 4).....................................                 276,994          273,759
Contributed surplus (note 9)...............................                   1,374                -
Deficit....................................................                (587,101)        (605,145)
                                                                       ------------      -----------
                                                                           (308,733)        (331,386)
Equity adjustment from foreign currency translation........                 (85,106)         (19,945)
                                                                       ------------      -----------
                                                                           (393,839)        (351,331)
                                                                       ------------      -----------
                                                                       $  2,661,493      $ 3,639,861
                                                                       ============      ===========

See accompanying notes to interim consolidated financial statements.

CONSOLIDATED STATEMENTS OF EARNINGS

(not audited)

(in thousands of dollars)

                                                                THREE MONTHS ENDED
                                                                      MARCH 31
                                                              2003             2002
                                                           ---------         ---------
                                                                         (restated note 2)
REVENUE

Sales...............................................       $ 404,019        $ 409,054
Investment and other income.........................           6,405            9,646
                                                           ---------        ---------
                                                             410,424          418,700
                                                           ---------        ---------
EXPENSES
Cost of sales and expenses..........................         364,277          359,283
Depreciation and amortization.......................          20,961           22,256
Interest expense....................................          28,234           35,618
                                                           ---------        ---------
                                                             413,472          417,157
                                                           ---------        ---------
NET LOSS IN EQUITY ACCOUNTED
 COMPANIES..........................................          (1,316)            (163)
                                                           ---------        ---------

NET FOREIGN CURRENCY GAINS (LOSSES).................          69,623          (12,490)
                                                           ---------        ---------

EARNINGS (LOSS) BEFORE THE UNDERNOTED...............          65,259          (11,110)
Unusual items (note 7)..............................         (34,339)         (39,837)
Income taxes recovery (expense).....................          (3,780)          34,292
Minority interest recovery (expense)................          (4,215)          15,491
                                                           ---------        ---------

NET EARNINGS (LOSS).................................       $  22,925        $  (1,164)
                                                           =========        =========

                                                                    (DOLLARS)

NET EARNING (LOSS) PER RETRACTABLE COMMON SHARE
Basic...............................................       $    0.71        $   (0.04)
                                                           =========        ---------

Diluted.............................................       $    0.71        $   (0.04)
                                                           =========        ---------

CONSOLIDATED STATEMENTS OF DEFICIT

(not audited)
(in thousands of dollars)

                                                                           THREE MONTHS ENDED
                                                                                 MARCH 31

                                                                         2003               2002
                                                                       ---------         ---------
                                                                                     (restated note 2)
DEFICIT AT BEGINNING OF PERIOD, AS PREVIOUSLY REPORTED.............    $(605,145)        $(485,313)
Adjustment to deficit related to transitional impairment charge,
  net of minority interest (note 2b)...............................            -           (12,071)
                                                                       ---------         ---------
Deficit at beginning of period, as restated........................     (605,145)         (497,384)
Net earnings (loss) for the period, as restated....................       22,925            (1,164)

Dividends - retractable common shares..............................       (4,853)           (4,810)
Stock dividend costs...............................................          (28)                -
                                                                       ---------         ---------

DEFICIT AT END OF PERIOD...........................................    $(587,101)        $(503,358)
                                                                       =========         =========

See accompanying notes to interim consolidated financial statements.

CONSOLIDATED STATEMENTS
OF CASH FLOW

(not audited)
(in thousands of dollars)

                                            THREE MONTHS ENDED
                                                MARCH 31
                                        2003              2002
                                      ---------        ---------
                                                   (restated note 2)
CASH PROVIDED BY (USED FOR):
OPERATIONS
Net earnings (loss).................  $  22,925        $  (1,164)
Unusual items.......................     34,339           39,837
Current income taxes related
  to unusual items..................        785            2,966
Items not involving cash:
  Depreciation and amortization.....     20,961           22,256
  Future income taxes...............    (16,503)         (54,216)
  Net loss in equity accounted
    companies, net of dividends
    received........................      1,316              163
  Minority interest.................      4,215          (17,581)
  Non-cash interest income..........     (2,503)          (1,983)
  Other.............................    (63,261)          14,241
                                      ---------        ---------

CASH FLOW PROVIDED BY OPERATIONS....      2,274            4,519

Change in non-cash
  operating working capital.........    (58,077)         (30,384)
Other costs.........................    (32,196)         (37,579)
                                      ---------        ---------
                                        (87,999)         (63,444)
                                      ---------        ---------
FINANCING
Redemption and cancellation of
  exchangeable shares...............     (1,585)             (93)
Issue of common shares
  of subsidiaries...................          -              698
Repayment of long-term debt.........   (879,780)        (499,780)
Proceeds from issuance of Senior
  Secured Notes.....................    176,340                -
Escrow deposits and restricted cash.    848,364                -
Dividends and distributions paid
  to minority interests.............     (4,619)          (9,563)
Other...............................    (19,562)            (275)
                                      ---------        ---------
                                        117,514         (513,823)
                                      ---------        ---------

                                                    THREE MONTHS ENDED
                                                        MARCH 31
                                                2003              2002
                                              ---------        ---------
                                                           (restated note 2)
INVESTMENT
Proceeds on disposal of
  fixed assets..........................            128           15,948
Additions of fixed assets...............         (6,184)          (9,654)
Additions to investments................         (8,652)          (9,412)
Proceeds on disposal
  of investments........................          7,276            2,455
(Increase) decrease in other assets.....           (505)             848
Proceeds on sale of
  investment in subsidiary..............              -           38,638
                                              ---------        ---------
                                                 (7,937)          38,823
                                              ---------        ---------
Effect of exchange rate
  changes on cash.......................        (15,330)          (1,224)
                                              ---------        ---------

INCREASE (DECREASE) IN CASH POSITION....          6,248         (539,668)
CASH AT BEGINNING OF PERIOD.............        188,852          806,347
                                              ---------        ---------
CASH AT END OF PERIOD...................      $ 195,100        $ 266,679
                                              =========        =========

Supplemental disclosure of
  investing and financing activities
    Interest paid.......................      $  63,084        $ 60,734
    Income taxes paid...................      $   1,975        $  5,076

See accompanying notes to interim consolidated financial statements.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(not audited)

1. BASIS OF PREPARATION

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles using a basis of presentation which assumes that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business. The Company is an international holding company and its assets consist primarily of investments in its subsidiaries and affiliated companies. As a result, the Company's ability to meet its future financial obligations, on a non-consolidated basis, is dependent upon the availability of cash flows from its Canadian and foreign subsidiaries through dividends, management fees and other payments. On a non-consolidated basis during 2002, and for the three months ended March 31, 2003, the Company has experienced a shortfall between the dividends and fees received from its subsidiaries and its obligations to pay its operating costs, including interest and dividends on its preference shares and such shortfalls are expected to continue in the future. Accordingly, the Company is dependent upon the continuing financial support of Ravelston Management Inc. ("RMI") to fund such shortfalls and, therefore, pay its liabilities as they fall due. RMI is a wholly owned subsidiary of The Ravelston Corporation Limited ("Ravelston"), the Company's ultimate parent company.

On March 10, 2003, the date of issue by the Company of the US$120,000,000 aggregate principal amount of Senior Secured Notes due 2011, RMI entered into a Support Agreement with the Company. Under the agreement, RMI has agreed to make annual support payments in cash to the Company on a periodic basis by way of contributions to the capital of the Company (without receiving any shares of the Company) or subordinated debt. The amount of the annual support payments will be equal to the greater of (a) the non-consolidated negative net cash flow of the Company (which does not extend to outlays for retractions and redemptions) and
(b) US$14.0 million per year (less any future payments of services agreements fees directly to the Company or to any of the Company's wholly owned restricted subsidiaries, as they are defined in the indenture governing the Company's Senior Secured Notes due 2011, and any excess in the net dividend amount received by the Company and 504468 N.B. Inc. ("NB Inc.") on the shares of Hollinger International Inc. ("Hollinger International") that the Company and N.B. Inc. own that is over US$4.65 million per year), in either case, as reduced by any permanent repayment of debt owing by Ravelston to the Company. Initially, the support amount to be contributed by RMI is expected to be satisfied through the permanent repayment by Ravelston of its approximate $16.4 million of advances from the Company resulting from the use of proceeds of the Company's issue of Senior Secured Notes. Therefore, all support amount contributions by RMI will be made through contributions to the capital of the Company without receiving any additional shares of the Company, except that, to the extent that the support payment exceeds the negative net cash flow of the Company, the amounts will be contributed through an interest-bearing, unsecured, subordinated loan to the Company. The support agreement terminates upon the repayment of the Senior Secured Notes, which mature in 2011. Pursuant to this arrangement, RMI has made payments to the Company in respect of the period March 10 to March 31, 2003 in the amount of US$1.1 million.

RMI currently derives all of its income and operating cash flow from the fees paid pursuant to services agreements with Hollinger International and its subsidiaries. RMI's ability to provide the required financial support under the support agreement with the Company is dependent on RMI continuing to receive sufficient fees pursuant to those services agreements. The services agreements may be terminated by either party by giving 180 days notice. The fees in respect of the services agreements are negotiated annually with and approved by the audit committee of Hollinger International. The fees to be paid to RMI for the year ending December 31, 2003 amount to approximately US$22.0 million to US$24.0 million and were approved in February 2003. The fees in respect of the periods after December 31, 2003 have not yet been negotiated or approved. If in any quarterly period after April 1, 2003 the Company fails to receive in cash a minimum aggregate amount of at least US$4.7 million from a) payments made by RMI pursuant to the support agreement and b) dividends paid by Hollinger International on its shares held by the Company, the Company would be in default under its Senior Secured Notes. Based on the Company's current investment in Hollinger International and the current quarterly dividend paid by Hollinger International of US$0.05 per share, the minimum support payment required to be made by RMI to avoid such a default is approximately US$3.5 million per quarter or US$14.0 million annually. This default could cause the Senior Secured Notes to become due and payable immediately.

The Company's issued capital stock consists of Series II preference shares, Series III preference shares and retractable common shares each of which is retractable at the option of the holder. On retraction, the Series II preference shares are exchangeable into a fixed number of shares of the Company's Class A common stock of Hollinger International or at the Company's option, cash of equivalent value. The Series III preference shares are currently retractable at the option of the holder for a retraction price payable in cash, which fluctuates by reference to two benchmark Government of Canada bonds having a comparable yield and term to the shares and, after May 1, 2003, for a cash payment of $9.50 per share. The retractable common shares are retractable at any time at the option of the holder at their retraction price (which is fixed from time to time) in exchange for the Company's shares of Hollinger International Class A common stock of equivalent value or, at the Company's option, cash. There is uncertainty regarding the Company's ability to meet future retractions of preference shares and retractable common shares. Under corporate law, the Company is not required to make any payment to redeem any shares in certain circumstances, including if the Company is, or after the payment, the Company would be, unable to pay its liabilities as they come due. If at the time of future retractions, the Company does not have sufficient cash or sufficient available Hollinger International shares of Class A common stock to both fund such retractions and to continue to pay its liabilities as they come due, shareholders would not become creditors of the Company but would remain as shareholders until such time as the retraction is able to be completed under applicable law.

The Company's uncertain ability to make payments on future retractions and redemptions of shares is due to the fact that liquidity of its assets is limited at present given that substantially all of its shares of Hollinger International common stock were provided as security for the Senior Secured Notes.

The disclosures contained in these unaudited interim consolidated financial statements do not include all requirements of generally accepted accounting principles for annual financial statements. The unaudited interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2002.

2. RESTATEMENT OF 2002 QUARTERLY RESULTS

The unaudited interim consolidated financial statements are based upon accounting principles consistent with those used and described in the annual consolidated financial statements except that, in the first quarter of 2002, the Company has restated the unaudited interim consolidated financial statements as described below.

a) Effective January 1, 2002, the Company adopted the CICA Handbook Section 3062, "Goodwill and Other Intangible Assets" ("Section 3062") and certain transitional provisions of CICA Handbook Section 1581, "Business Combinations" ("Section 1581").

   All of the Company's operations are owned through Hollinger International and substantially all of the Company's goodwill and intangible assets are reflected in the accounts of Hollinger International. Upon initial adoption on January 1, 2002 of the new accounting standards for goodwill and other intangible assets, Hollinger International classified $186,780,000 of advertiser and subscriber relationship intangible assets as goodwill. Also on initial adoption on January 1, 2002, the Company made a similar reclassification to goodwill of such amounts which had been included within circulation for the Chicago Group. However, based on the consensus reached by the U.S. Emerging Issues Task Force in Issue No. 02-17, "Recognition of Customer Relationship Intangible Assets Acquired in a Business Combination" and a comment made by the U.S. Securities and Exchange Commission in their review of International's results for the nine months ended September 30, 2002, International has subsequently concluded that its advertiser and subscriber relationship intangible assets do meet the criteria for recognition apart from goodwill under SFAS No. 142 (which is substantially consistent with CICA Handbook Section 3062). Therefore, in the accounts of both International and the Company, the advertiser and subscriber relationship intangible assets were reclassified from goodwill to identifiable intangible assets during the fourth quarter of 2002 and continue to be amortized over their 30-year useful lives. Accordingly, the financial statements for the three months ended March 31, 2002 have been restated. Amortization expense was increased by $1,788,000, income tax recovery was increased by approximately $715,000, minority interest reduced by $727,000 and net loss was increased by $346,000 to reflect the adjustment to amortization and related effects to income tax and minority interest. This adjustment was reflected in the December 31, 2002 financial statements.

b) In connection with the Section 3062 transitional impairment evaluation, the Company was required to assess whether goodwill was impaired as of January 1, 2002. The fair values of the Company's reporting units were determined primarily using a multiple of maintainable normalized cash earnings. As a result of this transitional impairment test, and based on the methodology adopted, the Company determined that the carrying amount of the Jerusalem Post was in excess of the estimated fair value at January 1, 2002. Accordingly, the value of goodwill attributable to the Jerusalem Post of $32.0 million was written down in its entirety in the three months ended December 31, 2002. Such loss, net of related minority interest amounted to $12.1 million and has been recorded as a charge to the opening deficit as at January 1, 2002. In accordance with Section 3062, the opening deficit for the quarter ended March 31, 2002 has been restated to reflect this adjustment.

c) Foreign exchange gains totalling $5,997,000 realized on the substantial liquidation of the Canadian operations were not previously recognized as at March 31, 2002, however the gains were recognized in the three months ended December 31, 2002. As a result, the financial statements for the three months ended March 31, 2002 have been restated to reduce foreign exchange losses by $5,997,000 and increase minority interest expense by $4,012,000 with a net decrease in the net loss for the period of $1,985,000.

3.  RETRACTABLE PREFERENCE SHARES

                                                                               MARCH 31, 2003    December 31, 2002
===================================================================================================================
4,280,979 Series II preference shares (2002, 4,580,979) .................         $  22,861         $  33,827
-------------------------------------------------------------------------------------------------------------------
10,147,225 Series III preference shares (2002, 10,147,225) ..............           101,472           101,472
-------------------------------------------------------------------------------------------------------------------
                                                                                  $ 124,333         $ 135,299
===================================================================================================================

a) The Series II preference shares are exchangeable at the holder's option for
   0.46 of a share of International's Class A common stock for each Series II preference share. The Company has the option to make a cash payment of equivalent value on the redemption of any of the Series II preference shares. The Series II preference shares represent a financial liability of the Company and are recorded at their fair value, which will fluctuate with the market price of shares of International's Class A common stock. In 2002, such fluctuations had no impact on the Company's net earnings as unrealized losses/gains deferred on the Series II preference shares were designated as a hedge of the Company's investment in shares of Hollinger International's Class A common stock. However, due to the March 2003 sale of Hollinger

   International shares, in settlement of amounts owing to Hollinger International and the pledging of Hollinger International shares under the Trust Indenture for the Company's Senior Secured Notes, the Series II preference shares no longer qualify for hedge accounting. As a result, commencing in 2003 the Series II preference shares have been are marked to market for fluctuations in Hollinger International's share price and foreign exchange rates and unrealized deferred gains in the amount of $19,949,000 as at March 31, 2003 have been recognized in unusual items.

b) During the period ended March 31, 2003, a total of 300,000 Series II preference shares were retracted for $1,585,000, representing the cash equivalent value of the shares of Class A common stock of Hollinger International into which they are echangeable, at the time of retraction.

4. CAPITAL STOCK

                                                                       MARCH 31, 2003        December 31, 2002
================================================================================================================
Issued and fully paid

Preference shares

4,280,979 Series II (2002, 4,580,979)......................              $      --                $      --

10,147,225 Series III (2002, 10,147,225)...................                     --                       --

Retractable common shares 32,939,686 (2002, 32,352,047)....                276,994                   273,759

---------------------------------------------------------------------------------------------------------------
                                                                         $ 276,994                $  273,759
================================================================================================================

a) During the period ended March 31, 2003,the Company paid a stock dividend of 10 cents per retractable common share, resulting in 587,639 retractable common shares being issued with an aggregate value of $3,235,000 (based on the then current market price of $5.50 per share), with a corresponding amount booked to dividends paid.

b) The Company uses the fair value based method to account for all stock based payments made to non-employees, including employees of Ravelston and RMI, and employee awards that are direct awards of stock, call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments. For all other stock based compensation, the Company uses the settlement method of accounting, whereby cash received on the exercise of stock options is recorded as capital stock.

   Had the Company determined compensation expense based on the "fair value" method at the grant date for stock options granted to employees, consistent with the method prescribed under Section 3870, the Company's net earnings
   (loss) for the year and earnings (loss) per share would have been reported as the pro forma amounts indicated below. This compensation expense takes into account all options granted by the Company and Hollinger International, including those granted prior to January 1, 2002. The fair value of the options is amortized over the vesting period.

                                                      Three months ended       Three months ended
(in thousands of dollars, except per share amounts)     March 31, 2003           March 31, 2002
==================================================================================================
Net earnings (loss), as reported.....................     $  22,925                 $ (1,164)
Stock-based compensation expense -
  Hollinger Inc......................................             -                      (18)
Stock-based compensation expense -
  Hollinger International Inc........................          (758)                  (1,031)
--------------------------------------------------------------------------------------------------
Pro forma net earnings (loss)                             $  22,167                 $ (2,213)
==================================================================================================

Net earning (loss) per share:
    As reported......................................     $    0.71                 $  (0.04)
    Effect of stock-based
      compensation expense...........................         (0.02)                   (0.03)
==================================================================================================

Pro forma basic net earnings (loss) per share             $    0.69                 $  (0.07)
==================================================================================================

Diluted net earnings (loss) per share, as reported...     $    0.71                 $  (0.04)

Pro forma diluted net earnings (loss) per share......     $    0.69                 $  (0.07)
--------------------------------------------------------------------------------------------------

   The fair value of each Hollinger International stock option granted during the first quarter of 2003 and 2002 was estimated on the date of grant for pro forma disclosure purposes using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in the first quarter of 2003 and 2002, respectively: dividend yield of 1.89% and 4.1%, expected volatility of 87.2% and 55.2%, risk-free interest rates of 4.25% and 4.5% and expected lives of 10 years. Weighted average fair value of options granted by Hollinger International during 2003 and 2002 was $10.04 (US$6.65) and $9.01 (US$5.65), respectively.

5. BANK INDEBTEDNESS

At December 31, 2002, the Company had a bank operating line which provided for up to $10.0 million of borrowings and a revolving bank credit facility which provided for up to $80.8 million of borrowings. The outstanding amounts were repaid on March 10, 2003 with part of the proceeds from the issue of the Senior Secured Notes and the related credit facilities terminated, as discussed in note 6 below.

6. LONG-TERM DEBT

On March 10, 2003, the Company issued US$120,000,000 aggregate principal amount of 11 7/8% Senior Secured Notes due 2011. These notes are secured by 10,108,302 shares of Hollinger International Class A common stock and all 14,990,000 shares of Hollinger International Class B common stock. The Senior Secured Notes are fully and unconditionally guaranteed by RMI. The net proceeds of approximately $167.1 million were used to repay $90.8 million of bank indebtedness, repay $48.8 million due to Ravelston, to advance a subordinated loan of $16.4 million to Ravelston and for general corporate purposes.

On December 23, 2002, Hollinger International Publishing Inc. ("Publishing") issued US$300.0 million of 9% Senior Notes due 2010 and entered into an amended Senior Credit Facility under which US$265.0 million was advanced under the term loan provisions of that facility. Proceeds from the 9% Senior Notes and borrowings under the senior credit facility were used in part to repay the US$504.9 million due under its 9.25% Senior Subordinated Notes due 2006 and 2007. As the notice period for redemption of the 9.25% Senior Subordinated Notes was dated January 22, 2003, the related financing proceeds were held in escrow as at December 31, 2002. Premiums on early redemption totaled $30.3 million (US$19.7 million) and the write off of related deferred financing charges totaled $27.1 million (US$17.6 million) and have been disclosed as unusual items in the first quarter of 2003.

7. UNUSUAL ITEMS

                                                                               THREE MONTHS           THREE MONTHS
                                                                                   ENDED                  ENDED
                                                                               MARCH 31, 2003         MARCH 31, 2002
====================================================================================================================
Gain on sale of interest in
  Hollinger International...................................................     $  3,996              $ 15,668
Loss on the sale of investments.............................................         (947)                    -
Premium and write-off of unamortized deferred finance costs on retirement
  of long-term debt.........................................................      (57,423)              (55,141)
New Chicago plant pre-operating costs.......................................            -                  (238)
Write-off of investments....................................................            -                (2,115)
Foreign exchange loss on substantial
  liquidation of investment in Canadian
  Newspaper Group...........................................................            -                (4,381)
Unrealized gain on the mark to market of the Series II preference shares....       19,949                     -
Other costs.................................................................           86                 6,370
--------------------------------------------------------------------------------------------------------------------
Total.......................................................................     $(34,339)             $(39,837)
====================================================================================================================

8. AMOUNTS DUE FROM/TO RELATED PARTIES

Amounts due from related parties includes the following:

                                                                          MARCH 31, 2003     December 31, 2002
==============================================================================================================
Subordinated advances due from Ravelston to the Company...............      $  14,930            $      -
Due from Ravelston to subsidiaries of Hollinger International.........         30,655              23,640
--------------------------------------------------------------------------------------------------------------
                                                                            $  45,585            $ 23,640
==============================================================================================================

Amounts due to related parties includes the following:

                                                                          MARCH 31, 2003     December 31, 2002
==============================================================================================================
Due to Ravelston by the Company.................................            $       -            $ 46,089
Due to Ravelston by subsidiaries of the Company.................                8,074               7,632
Due to Ravelston by subsidiaries of Hollinger International.....               31,125              27,074
Due to RMI by a subsidiary of Hollinger International...........               22,500              22,500
--------------------------------------------------------------------------------------------------------------
                                                                            $  61,699            $103,295
==============================================================================================================

Included in amounts due to related parties at December 31, 2002 was $46.1 million due to Ravelston including accrued interest. The amount due to Ravelston at March 10, 2003, which included further advances to the Company and accrued interest, totaled $48.8 million. This amount was repaid on March 10, 2003 with part of the proceeds of the issue of Senior Secured Notes, and a further $16.4 million was advanced to Ravelston on a subordinated basis. At March 31, 2003, the amount due from Ravelston, which is being reduced by amounts advanced to the Company under the Support Agreement, was $14.9 million.

As at March 31, 2003, Hollinger International owed RMI $22.5 million in connection with the assumption by RMI of a liability of $22.5 million owing to CanWest Global Communications Corp. ("CanWest"). This resulted from the purchase in 2002 of N.P. Holdings Inc., by RMI. See note 12c).

9. RELATED PARTY TRANSACTIONS

(a) On March 10, 2003, prior to the issue of Senior Secured Notes, NB Inc. sold its shares of Class A common stock and Series E redeemable preferred stock of Hollinger International to RMI. Such shares were in turn sold back to NB Inc. from RMI at the same price with a resulting increase in the tax basis of the shares of Hollinger International and a taxable gain to RMI. As the exchange of the Hollinger International shares with RMI represents a transfer between companies under common control, NB Inc. has recorded in 2003 contributed surplus of approximately $1.4 million, being the tax benefit associated with the increase in the tax value of the shares of Hollinger International.

(b) On March 10, 2003, Hollinger International repurchased shares of its Class A common stock and redeemed shares of Series E preferred stock from the Company and has revised certain debt arrangements it had in place with the Company. These transactions were completed in conjunction with the Company closing the private placement of Senior Secured Notes.

Contemporaneously with the closing of the issue of Senior Secured Notes, Hollinger International:

(i) repurchased for cancellation, from NB Inc., 2,000,000 shares of Class A common stock of Hollinger International at US$8.25 per share for total proceeds of $24.2 million (US$16.5 million); and

(ii) redeemed, from NB Inc., pursuant to a redemption request, all of the 93,206 outstanding shares of Series E redeemable convertible preferred stock of Hollinger International at the fixed redemption price of $146.63 per share being a total of $13.6 million (US$9.3 million).

The dilution gain on this effective sale which amounted to $4.0 million has been recorded as an unusual item in the first quarter 2003.

Proceeds from the repurchase and redemption were offset against debt due to Hollinger International from NB Inc., resulting in net outstanding debt due to Hollinger International of approximately $29.9 million (US$20.4 million) as of March 10, 2003. The remaining debt bears interest at 14.25% or, if paid in additional notes, 16.5% and is subordinated to the Company's Senior Secured Notes (so long as the Notes are outstanding), guaranteed by Ravelston and secured by certain assets of Ravelston. See note 12c).

Following a review by a special committee of the Board of Directors of Hollinger International, comprised entirely of independent directors, of all aspects of the transaction relating to the changes in the debt arrangements with NB Inc. and the subordination of this remaining debt, the special committee approved the new debt arrangements, including the subordination.

(c) During the three months ended March 31, 2003, Hollinger International made a venture capital investment of US$2.5 million in a corporation in which a director of Hollinger International has a minority interest.

10. SHARE PURCHASE LOANS

In response to the 1998 issuer bid, all options held by executives were exercised. As at March 31, 2003, included in accounts receivable is $5,814,000 (December 31, 2002 - $5,782,000) due from executives, which bears interest at the prime rate plus 1/2% and is due on demand. The receivables are secured by a pledge of the shares held by the executives which have a fair market value of $7,090,000 as at March 31, 2003.

In 1999, executive-controlled companies received loans from the Company and invested in units of Hollinger L.P. As at March 31, 2002, included in accounts receivable is $377,000 (December 31, 2002 - $373,000) due from these companies, which bears interest at the prime rate plus 1/2% and is due on demand. The receivables are secured by a pledge of the units held in Hollinger L.P. which have a fair market value of $50,000 as at March 31, 2003.

11. GUARANTEES

Effective January 1, 2003, the Company adopted Accounting Guideline 14 (AcG-14), Disclosure of Guarantees. AcG-14 provides guidance regarding the identification of guarantees and requires a guarantor to disclose the significant details of guarantees that have been given regardless of whether it will have to make payments under the guarantees.

Senior Secured Notes

In connection with the issuance 11 7/8% Senior Secured Notes due 2011, the Company and certain of its subsidiaries have agreed to indemnify its lenders against any losses or damages resulting from inaccuracy of financial statements, environmental matters, taxes and compliance with Securities Act. The Company and its subsidiaries also indemnified the Noteholders against any related tax liabilities arising from payments made with respect to the Notes, except taxes on Noteholder's income. These indemnifications generally extend for the term of the Senior Secured Notes and do not provide for any limit on the maximum potential liability.

The Company is unable to estimate the maximum potential liability for these types of indemnifications as the Notes indenture does not specify a maximum amount and the amounts are dependent upon future contingent events, the nature and likelihood of which cannot be determined at this time. No amount has been accrued in the interim consolidated financial statements with respect to these indemnifications and the Company is unable to estimate amounts due for withholding taxes, if any, at this time. Any such amounts will increase the future effective cost of borrowing.

The Company has indemnified the lenders and their affiliates from and against all losses as a result of any obligations of any of the borrowers and guarantors under the Company's Senior Secured Notes.

Property Leases

A subsidiary of the Company has agreed to indemnify lessors of its operating leases against liabilities, damages, costs, claims and actions resulting from damaged property, violations of any lease covenants or any accident or injury occurring on the leased premises.

The Company is unable to estimate the maximum exposure for these types of indemnifications as the operating leases do not specify a maximum amount and the amounts are dependent upon future contingent events, the nature and likelihood of which cannot be determined at this time. No amount has been accrued in the interim consolidated financial statements with respect to these indemnifications.

Joint Ventures

The Telegraph Group Limited ("Telegraph") has guaranteed the printing joint venture partners' share of equipment leasing obligations to third parties, which amounted to approximately $600,000 (L372,000) at March 31, 2003. These obligations are guaranteed jointly and severally by each joint venture partner.

Land leased by the Telegraph under a Head Lease under which the property is held until July 2183 has been sublet to West Ferry Printers, one of the Telegraph's printing joint ventures. The sublease is for a term of 34 years from 1987. Although the sublease has been consented to by the landlord, it has not released Telegraph from its obligation under the lease and accordingly, Telegraph is contingently liable for performance by West Ferry Printers. Annual rents under the lease are based on a percentage of immoveable assets, currently L600,000 per year.

Pursuant to a joint venture agreement in the United Kingdom, the Telegraph has agreed to guarantee up to L0.5 million, if required, in connection with borrowing by the joint venture. To date, the joint venture has made no request for the supporting guarantee.

Pursuant to the West Ferry joint venture agreement, the Telegraph has a commitment to fund 50% of the obligation under West Ferry's defined benefit plan.

Dispositions

In connection with certain dispositions of assets and/or businesses, the Company has provided customary representations and warranties whose terms range in duration and may not be explicitly defined. The Company has also retained certain liabilities for events occurring prior to sale, relating to tax, environmental, litigation and other matters. Generally, the Company has indemnified the purchasers in the event that a third party asserts a claim against the purchaser that relates to a liability retained by the Company. These types of indemnification guarantees typically extend for a number of years.

The Company is unable to estimate the maximum potential liability for these indemnifications as the underlying agreements do not always specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time.

Historically, the Company has not made any significant indemnification payments under such agreements and no amount has been accrued in the accompanying interim consolidated financial statements with respect to these indemnification guarantees. The Company continues to monitor the conditions that are subject to guarantees and indemnifications to identify whether it is probable that a loss has occurred, and would recognize any such losses under any guarantees or indemnifications when those losses are probable and estimable.

Credit Facilities

Under Hollinger International's Senior Credit Facility, Hollinger International has agreed to indemnify its lenders under that facility against certain costs or losses resulting from changes in laws and regulations which would increase the lenders' costs or reduce the rate of return otherwise available to them in respect of the loans to Hollinger International. Hollinger International has further agreed to indemnify certain lenders against existing loans to the extent that such loans impose an obligation for withholding tax or similar charge on interest, should such tax or charge not be recoverable by the lenders. These indemnifications generally extend for the term of the credit facilities and do not provide for any limit on the maximum potential liability.

Hollinger International is unable to estimate the maximum potential liability for these types of indemnifications as the credit agreements do not specify a maximum amount and the amounts are dependent upon future contingent events, the nature and likelihood of which cannot be determined at this time.

No amount has been accrued in the accompanying interim consolidated financial statements with respect to these indemnifications. International is unable to estimate amounts due for withholding taxes at this time. Any such amounts will increase the future effective cost of borrowing.

Hollinger International has indemnified the lenders and their affiliates from and against all losses as a result of any obligations of any of the borrowers and guarantors under its Senior Credit Facility.

Participation Trust

In connection with the participation agreement International has agreed to indemnify the Participation Trust and its trustee, in the event the participation agreement entitles the issuer to fail to make payments with respect to the debentures. Although the indemnity has not been capped, the Company estimates the liability is limited to the amount of participation interests sold, totalling US$490.5 million, plus accrued interest and any further debentures received as paid-in-kind interest.

Other

The Company licenses some of the content it publishes for use by third parties. In doing so, the Company warrants that it is entitled to license that content and indemnifies the licensee against claims against improper use. The number or quantum of such claims cannot be reasonably estimated. Historically, claims of this nature have not been significant.

In special circumstances, the Company's newspaper operations may engage freelance reporters to cover stories in locales that carry a high risk of personal injury or death. Telegraph has engaged a number of journalists and photographers to report from the Middle East. As a term of their engagement, Telegraph has agreed to provide a death benefit which, in the aggregate for all freelancers engaged, amounts to L2,600,000. This exposure is uninsured. Precautions have been taken to avoid a concentration of the freelancers in any one location.

12. SUBSEQUENT EVENTS

a) On April 21, 2003, the Company made an offer to exchange its Series III Preference Shares into Series IV Preference Shares on a share-for-share basis. The terms of the new Series IV Preference Shares will provide for mandatory redemption on April 30, 2008 at $10.00 cash per share (plus dividends) and an annual cumulative dividend, payable quarterly, of $0.80 per share (or 8%) during the five year term. As with the Series III Preference Shares, (i) the Company will have the right at its option to redeem all or any part of the Series IV Preference Shares at any time after three years for $10.00 cash per share (plus dividends) and (ii) holders will have the right at any time to retract Series IV Preference Shares for a retraction price payable in cash which, during the first four years will be calculated by reference to Government of Canada Bonds having a comparable yield and term, and during the fifth year will be $9.50 per share (plus unpaid dividends in each case). The offer is conditional upon acceptance thereof by holders of at least 50% of the outstanding Series III Preference Shares and the bid expires on May 27, 2003.

b) During the period April 1, 2003 to May 16, 2003, holders of 3,651,784 Series III preference shares, holders of 504,989 Series II preference shares and holders of 22,500 retractable common shares have submitted retraction notices to the Company. As of May 20, 2003, the Company has completed or announced that it is able to complete the retraction of 504,989 Series II preference shares for 232,293 shares of Hollinger International Class A common stock, 876,050 Series III preference shares for approximately $7.7 million in cash and 22,500 retractable common shares for cash of $124,000. This completed all retraction notices received up to and including April 30, 2003.

   On May 20, 2003, after careful deliberation, the Company concluded that it was not able to complete the retractions of shares submitted after April 30, 2003 without unduly impairing its liquidity. The Company has received retraction notices from holders of 2,775,734 Series III preference shares, for aggregate cash retraction proceeds of approximately $26.4 million which are unable to be completed at the current time.

   The Company will periodically review its liquidity position to determine if and when further retractions can to be completed. The Company will not complete the retractions or redemptions if to do so would unduly impair its liquidity. Retractions of Series II preference shares and Series III preference shares will be processed on a combined basis in order determined by their retraction date (with equal ranking of the series) in advance of any retractable common shares that are submitted for retraction. Following the satisfaction of all pending retracted Series II preference shares and Series III preference shares, retractions of the retractable common shares will be processed in order determined by their retraction date. Accordingly, retractions of retractable common shares cannot be completed as long as there are pending and unsatisfied retractions of Series II preference shares and Series III preference shares.

c) Effective April 30, 2003, U.S.$15.7 million principal amount of subordinated debt owing to Hollinger International by NB Inc. was transferred by Hollinger International to Hollinger Canadian Publishing Holdings Co. ("HCPH Co."), a subsidiary of Hollinger International, and subsequently transferred to RMI by HCPH Co. in satisfaction of a non-interest bearing demand loan due from HCPH Co. to RMI. After the transfer, NB Inc.'s debt to International is approximately U.S.$4.7 million and NB Inc.'s debt to RMI is approximately U.S.$15.7 million. The debts owing by NB Inc. to RMI and owing by NB Inc. to Hollinger International each bear interest at the rate of 14.25% if interest is paid in cash and 16.50% if it is paid in kind except that RMI has waived its right to receive interest until further notice. The debts are subordinated to the Senior Secured Notes for so long as the Senior Secured Notes are outstanding, and that portion of the debt due by NB Inc. to Hollinger International is guaranteed by RCL and the Company. Hollinger International entered into a subordination agreement with the Company and NB Inc. pursuant to which Hollinger International has subordinated all payments of principal, interest and fees on the debt owed to it by NB Inc. to the payment in full of principal, interest and fees on the Senior Secured Notes, provided that payments with respect to principal and interest can be made to International to the extent permitted in the indenture governing the Senior Secured Notes. RMI has agreed to be bound by these subordination arrangements with respect to the debt owed from NB Inc. to RMI.

d) On May 11, 2003, 3815668 Canada Inc. a subsidiary of CanWest (the issuer of the 12 1/8% Subordinated Debentures due 2010 received by the Company in partial consideration on sale of the Company's Canadian newspaper operations to CanWest in November 2000) redeemed $265.0 million principal amount of the 12 1/8% debentures, exclusive of interest accrued to the redemption date of $8.8 million. Of the total amount received, US$159.8 million has been delivered to the Participation Trust and the balance of US$27.6 million has been received by Hollinger International and Hollinger L.P., a portion of which must be retained until November 4, 2005.

e) On May 19, 2003, a shareholder of Hollinger International filed a Schedule 13D with the U.S. Securities and Exchange Commission and amongst other things, served a demand letter on the Board of Directors of Hollinger International requesting that the Board of Directors of Hollinger International investigate and, if determined to be advisable, take corrective action in respect of payments made to senior executives of Hollinger International in respect of non-competition agreements, that had been disclosed in the financial statements. The potential impact of the filing and the demand letter, on the financial statements of Hollinger International and the Company, is not known at the current time.

f) On May 22, 2003, Hollinger International and the Company announced that they had reached an agreement in principle regarding a proposed transaction with Southeastern Asset Management Inc. ("Southeastern"). Under the proposed transaction, Southeastern would purchase from the Company between five to ten million shares (as determined by the Company) of Hollinger International Class A common stock at a purchase price of US$11.60 per share. The terms of the shares of Class B common stock of Hollinger International, which currently have ten votes per share and represent approximately 67% of the voting power of Hollinger International, would be amended to allocate 35% of the voting power of Hollinger International to the shares of Class B common stock for a period of 3 1/2 years. The voting power of the shares of Class B common stock would then be reduced to two votes per share for 18 months thereafter, after which time the shares of Class B common stock would be converted on a share-for-share basis into shares of Class A common stock. Going forward, Ravelston management would be employed and paid directly by Hollinger International. An aggregate annual compensation level of US$20 million has received the support of Southeastern which would have the right to nominate three directors to the Board of Hollinger International.

   Completion of the transaction is subject to various conditions including approval of the Board of Directors of Hollinger International and the Company, approval by the shareholders of Hollinger International and the execution of definitive agreements. If the requisite approvals are obtained, it is contemplated that the transaction would close on or before September 30, 2003.

   Since the proposed transaction is in its preliminary stages and has not yet been finalized, we have not yet determined the potential impact on the financial statements of the Company.

TRANSFER AGENTS AND REGISTRARS

Retractable Common Shares and Series II and III Preference Shares:

Computershare Trust Company of Canada, Toronto

TRUSTEE

11 7/8% Senior Secured Notes due 2011
Wachovia Trust Company, National Association
Wilmington, Delaware, U.S.A

STOCK EXCHANGE LISTINGS

The Retractable Common Shares are listed on The Toronto Stock Exchange (stock symbol HLG.C)

The Series II and III Preference Shares are listed on The Toronto Stock Exchange (stock symbols HLG.PR.B and HLG.PR.C, respectively).

INVESTOR INFORMATION

Holders of the Company's securities and other interested parties seeking information about the Company should communicate with the Vice-President and Chief Financial Officer, at 10 Toronto Street, Toronto, Ontario M5C 2B7, Tel
(416) 363-8721, Fax (416) 364-0832.

INFORMATION RELATING TO THE COMPANY'S SECURITIES

For information relating to Retractable Common Shares and Series II and III Preference Shares holdings, dividends, lost share certificates, etc., please communicate with:

Computershare Trust Company of Canada
Tel: (514) 982-7270 or 1-800-564-6253 (toll free in Canada and U.S.)
Fax: (416) 263-9394 or 1-888-453-0330
e-mail: caregistryinfo@computershare.com

For information relating to 11 7/8% Senior Secured Notes due 2011, please communicate with:

Wachovia Trust Company, National Association
Tel: (302) 888-1137 or 1-800-275-3862
(toll free in Canada and U.S.)
Fax: (302) 888-7544
E-mail: amy.martin@wachovia.com

MAJOR ELECTRONIC WEB SITES

Hollinger International http://www.hollinger.com

Telegraph               http://www.telegraph.co.uk

                        http://www.dailytelegraph.com

                        http://www.sundaytelegraph.com

                        http://www.spectator.com

                        http://www.handbag.com

Chicago Sun-Times       http://www.suntimes.com

Chicago Network         http://www.chicago-news.com

Jerusalem Post          http://jpost.co.il

                                 HOLLINGER INC.
                  10 Toronto Street, Toronto, Ontario, M5C 2B7
                   General Enquiries:Telephone (416) 363-8721
                               Fax: (416) 364-2088